

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Brian C. Howe
Chief Executive Officer
EV Charging USA, Inc.
180 North LaSalle St., 37th Floor
Chicago, IL 60601

> **Re: EV Charging USA, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 26, 2015**
> **File No. 333-201696**

Dear Mr. Howe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should include updated interim financial statements for the six months ended December 31, 2014 (and the comparative 2013 period), along with related financial information, such as MD&A.

3. Filed amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Prospectus Cover Page

4. We note that you do not appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. In this regard, we note that the company had a registration statement on Form S-1 (File No. 333-165417) declared effective on April 26, 2010. Please revise this registration statement throughout as applicable or, alternatively, provide a detailed legal analysis as to why you believe the company qualifies as an "emerging growth company."

5. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have minimal assets, no revenues to date and appear to have no or nominal operations. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

6. We note your disclosure in the second paragraph that the company intends to file an amendment to its articles of incorporation on or about February 5, 2015 providing for an additional 1 billion of authorized shares of common stock. In this regard, we note your disclosure on page 22 that the company's articles of incorporation, as amended, provide for the issuance of 500,000,000 shares of common stock. We also note that the company filed a definitive information statement on January 13, 2015 which states that the company intends to file an amendment to its articles of incorporation to increase its authorized shares of common stock to 6 billion shares. Please reconcile and revise the prospectus throughout as applicable to clarify whether you intend to increase the authorized shares of common stock to 1.5 billion shares or 6 billion shares. Please also advise regarding the status of this amendment to the company's articles of incorporation.

7. Please revise to clarify the offering price of the shares of Series D preferred stock and common stock. Refer to Item 501(b)(3) of Regulation S-K. In this regard, we note your disclosure that the company's Series D preferred stock is not traded on any securities market and the company does not intend to apply to have the company's Series D preferred stock traded on an existing market. As a result, please revise to clarify that the shares of Series D preferred stock will be offered at a fixed price for the duration of the offering.

8. We note your disclosure on page 21 that if your common stock fails to meet the standards for quotation on the OTCQB, the common stock will be quoted on OTC Pink. Please confirm your understanding that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. In such a situation, your common stock would need to be offered at a fixed price until the exiting market requirement is satisfied.

Prospectus Summary, page 1

Overview, page 1

9. Please note that your disclosure regarding your current business and current operations should accurately describe your current company. Please revise to provide a more detailed summary of your current business and current operations to include the steps you have taken to date to become an operating company. Please revise to clarify, if true, that you have not provided any electric vehicle charging services to date and have not installed any charging stations to date. To the extent that you discuss future business plans here, such as your intentions to provide electric vehicle charging services and charging stations, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that. Please also provide similar disclosure in the Description of Business section on page 25.

10. Please refer to the eighth paragraph discussing net losses and your working capital deficits. Please revise to disclose your cash on hand as of the most recent practicable date.

11. We note that your auditor has issued a going concern opinion on your audited financial statements. Please revise to disclose your monthly "burn rate" and the month you will run out of funds without additional capital. In this regard, we note that you had total cash assets of $1,504 as of September 30, 2014, while the expenses related to this registration statement alone total $33,127.

    Please also revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each. In this regard, we note your disclosure elsewhere that you are seeking equity and/or debt financing in an amount of at least $4,637,500 to enable you to continue to meet your capital needs for the next 12 months. Please clarify what types of activities you will be able to conduct if you are unable to raise this full amount.

Risk Factors, page 6

12. We note your audited and interim financial statements disclose certain related party loans. Please revise to include a risk factor discussing these related party loans and any associated risks.

We have incurred losses, page 7

13. Please reconcile the net loss amounts disclosed in the first paragraph with the amounts disclosed in your audited and interim financial statements.

Selling Shareholders, page 19

14. We note your disclosure in the first paragraph that none of the selling shareholders are broker-dealers. Please also tell us whether any of the selling shareholders are affiliates of broker-dealers.

Plan of Operations, page 31

15. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Related Party Transactions, page 34

16. We note that you have entered into a related party loan agreement with Mr. Howe. Please file a copy as a material contract.

Executive Compensation, page 38

17. Please revise the summary compensation table to include compensation for 2014.

Signatures, page 65

18. Please revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and controller or principal accounting officer and at least a majority of your board of directors in their individual capacities. Refer to Instruction 1 to Signatures on Form S-1. In this regard, we note that Mr. Howe has signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in his individual capacities.

Exhibits

19. We note that you have incorporated by reference Exhibit 3.2, which is the Certificate of Designation for your Series D preferred stock, from the Form 8-K filed on October 27, 2014 (the "Super 8-K"). We note, however, that Exhibit 3.2 to the Super 8-K is a Certificate of Withdrawal of Certificate of Designation. Exhibit 3.3 to the Super 8-K appears to be the Certificate of Designation for your Series D preferred stock. This Exhibit 3.3 appears to be incomplete, however, in that the second page, which follows the cover page, starts with an incomplete sentence. Please re-file the Certificate of Designation for your Series D preferred stock and revise your exhibit list accordingly.

Exhibit 5.1

20. We note the company intends to file an amendment to its articles of incorporation providing for sufficient authorized and unissued shares of common stock necessary to permit full conversion of the registered shares of Series D preferred stock. Please have counsel advise regarding his basis for his opinion that the registered common stock has been "duly authorized" and "will be validly issued, fully paid and non-assessable" when the company currently does not have sufficient authorized and unissued shares of common stock to permit full conversion of the registered shares of Series D preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Barry J. Miller, Esq.